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                                                              Rule 424(b)(3)
                                                              Reg. No. 333-46055

                                VECTOR GROUP LTD.

                          SUPPLEMENT DATED MAY 18, 2001
                       TO PROSPECTUS DATED APRIL 13, 2000


         The Prospectus of Vector Group Ltd. ("Vector"), dated April 13, 2000, relating to Vector's common stock, $.10 par value per share (the "Common Stock"), is hereby supplemented as follows:

                              SELLING STOCKHOLDERS

         The table set forth on page 10 of the Prospectus is supplemented to include information, as of May 17, 2001, concerning the following selling stockholders.


                                          Shares of Common   Shares of Common   Shares of Common
                                          Stock Owned Prior     Stock Being     Stock Owned After
Selling Stockholder (1)                    to Offering (2)      Offered (3)        Offering (4)
-----------------------                   -----------------  ----------------   -----------------
Artemis America Partnership                  2,718,636          2,310,967            407,669
Lion Advisors, L.P. (5)                         40,240             40,240                 --
Euris Tech                                       2,826              1,366              1,460
Joel Ornstein                                       58                 28                 30
CDR Enterprises                                332,863            160,866            171,997
Lexington Capital Partners I, L.P.              97,977             47,351             50,626
Lexington Capital Partners II, L.P.             80,759             39,030             41,729
Landmark Secondary Partners, L.P.              148,727             71,878             76,849
BT Investment Partners Inc.                     69,635             33,654             35,981
Apollo Advisors, L.P. (5)                      264,053            264,053                 --
Leon Black (6)                                 220,849            106,735            114,114
Jonathan D. Levine                               3,892              1,881              2,011
Robert Falk                                      4,447              2,149              2,298
Ira Ressler Individual Retirement
    Account                                      5,559              2,687              2,872
Steven and Gale Spira                            1,111                537                574
John Hannan (6)                                 21,121             10,208             10,913
Arthur Bilger                                   22,233             10,745             11,488
Craig Cogut (6)                                 14,263             14,263                 --
Greek Associates                                57,820             27,944             29,876
John Ressler                                     1,111                537                574
Marc Rowan                                       7,782              3,761              4,021
Michael Gross                                    7,782              3,761              4,021
Peter Copses                                     1,612              1,612                 --
Josh Harris                                        667                322                345
Ed Scott                                           667                322                345
David Kaplan                                       556                269                287
Ricardo Koeningsberger                             269                269                 --
Eric Siegel                                      2,224              1,075              1,149
Kemble Limited                                  27,795             13,433             14,362
Zeus Associates                                 31,685             15,313             16,372
Jeff Moore                                         556                269                287
Bruges Financial Corporation                    22,210             10,734             11,476
Judy Black                                       3,892              1,881              2,011
Barry Cohen                                      1,111                537                574
Heyman Investment Associates                     8,338              4,030              4,308

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-------------------------
(1)   See "Selling Stockholders" below.
(2) Beneficial ownership determined in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, and based on information furnished to Vector by Apollo Advisors, L.P. and a review by Vector of publicly available filings with the Securities and Exchange Commission. As of that date, no selling stockholder beneficially owned more than 1% of the issued and outstanding common stock of Vector (assuming the exercise of any warrants held by such stockholder) other than Artemis America Partnership, which beneficially owned approximately 9.9% of Vector's common stock, CDR Enterprises, which beneficially owned approximately 1.3%, and Apollo Advisors, L.P., which together with Lion Advisors, L.P. beneficially owned approximately 1.2%.
(3) The shares being offered by all selling stockholders other than Artemis America Partnership consist of shares issuable upon exercise of warrants that are currently exercisable at an adjusted exercise price of $4.5351 per share. The shares being offered by Artemis America Partnership consist of 999,707 shares of common stock and 1,311,260 shares issuable upon exercise of warrants that are currently exercisable at an adjusted exercise price of $4.5351 per share.
(4) The number of shares of common stock beneficially owned after the offering assumes (i) the sale of all shares covered by this prospectus and (ii) no other purchases or sales of shares by the selling stockholders. Based on these assumptions, it is expected that following the offering no selling stockholder will beneficially own more than 1% of the issued and outstanding common stock of Vector other than Artemis America Partnership, which will beneficially own approximately 1.5% of Vector's common stock.
(5) Lion Advisors, L.P. and Apollo Advisors, L.P. are affiliated investment managers. The shares indicated for each of Lion and Apollo do not include shares held by the other.
(6) Reflects securities held directly as well as by other family members and/or in family trusts for the benefit of one or more family members, as the case may be.


         SELLING STOCKHOLDERS. The shares being offered for the account of the indicated selling stockholders were acquired or may be acquired upon exercise of warrants initially issued in March 1998 to (a) AIF II, L.P. ("AIF II") and/or
(b) certain investment accounts (the "Investment Accounts") then under management by Lion Advisors, L.P. ("Lion," an affiliate of AIF II, and, together with AIF II, "Apollo"), including an Investment Account managed by Lion for the benefit of Artemis America Partnership ("Artemis"). Until February 1999, Apollo beneficially held $97.2 million principal amount of BGLS' senior secured notes. In March 1998, Vector entered into agreements with AIF II and the Investment Accounts to defer the payment of interest on the BGLS notes held by them. In connection with these agreements, Vector issued to AIF II and the Investment Accounts five-year warrants (the "$5 Warrants") to purchase up to an aggregate of 2,205,000 shares of Vector's Common Stock at an adjusted price of $4.5351 per share. AIF II and the Investment Accounts were also issued warrants (the "$.10 Warrants", and together with the $5 Warrants, the "Warrants") expiring October 31, 2004 to purchase up to an aggregate of an additional 2,370,375 shares of Vector's Common Stock at an initial exercise price of $0.10 per share.

         Lion has advised Vector that, effective as of June 30, 2000, the investment management agreement governing the Investment Accounts expired pursuant to its terms. As a result, Artemis acquired beneficial ownership, and Lion and AIF II correspondingly lost beneficial ownership, of (a) 999,707 shares (after giving effect to a 5% stock dividend in September 2000) of Common Stock issuable upon exercise of the $.10 Warrants and (b) 929,960 shares (after giving effect to a 5% stock dividend in September




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2000) issuable upon exercise of the $5 Warrants. In connection with the expiration of the investment management agreement, Artemis transferred to Lion $.10 Warrants to acquire 43,258 shares and $5 Warrants to acquire 40,240 shares. Lion subsequently exercised the $.10 Warrants.

         In August and September 2000, AIF II and Artemis each individually exercised $.10 Warrants for an aggregate of 1,320,194 and 999,707 shares of Common Stock, respectively.

         In April 2001, AIF II distributed to its partners an aggregate of 1,320,194 shares of Common Stock and $5 Warrants to purchase up to an aggregate of 1,234,800 shares of Common Stock, including $5 Warrants to purchase up to 381,300 shares of Common Stock that were distributed to Artemis.

         The shares that are included for resale under this prospectus consist of: (i) 1,234,800 shares underlying the $5 Warrants that AIF II distributed to its partners in April 2001, (ii) an additional 929,960 shares underlying the $5 Warrants held by Artemis, (iii) 999,707 shares held by Artemis which it received from the exercise of $.10 Warrants and (iv) 40,240 shares underlying the $5 Warrants held by Lion.

         The $5 Warrants are not generally transferable and may only be exercised by the holder and certain permitted transferees upon payment of the (adjusted) exercise price of $4.5351 per share. Further, although there can be no assurance as to the timing of any exercise of the $5 Warrants or sale of the underlying shares, sales of Common Stock hereunder or otherwise, as the case may be, in open market transactions by the indicated Selling Stockholders should be expected to occur from time to time which could affect the market price of Vector's Common Stock.

ADDITIONAL INFORMATION

         In February 1998, New Valley and Apollo Real Estate Investment Fund III, L.P., an affiliate of AIF II and Lion, organized Western Realty Development LLC to make real estate and other investments in Russia. Western Realty made a $30 million participating loan to Western Tobacco Investments LLC, which held Vector's interest in its Liggett-Ducat Ltd. tobacco business in Russia. As a result of the sale of Western Tobacco Investments in August 2000, the loan was repaid and terminated, and New Valley received $57.2 million of the proceeds and Apollo received $68.3 million.





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